SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Valaris Limited
(Name of Issuer)

Common Shares, $0.01 par value per share
(Title of Class of Securities)

G9460G101
(CUSIP Number)

Glenn R. August
Oak Hill Advisors, L.P.
One Vanderbilt Avenue – 16th Floor
New York, NY 10017

Eleazer Klein, Esq.
Adriana Schwartz, Esq.
Schulte Roth & Zabel LLP
919 Third Avenue
New York, NY 10022
(212) 756-2000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 7, 2023
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [ ]

(Page 1 of 6 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

CUSIP No. G9460G101	SCHEDULE 13D/A	Page 2 of 6 Pages

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G9460G101	SCHEDULE 13D/A	Page 3 of 6 Pages

1	NAME OF REPORTING PERSON Oak Hill Advisors, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)☐ (b)☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,766,016 Shares* 28,017 restricted stock units
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,766,016 Shares* 28,017 restricted stock units
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,766,016 Shares* 28,017 restricted stock units
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.48%
14	TYPE OF REPORTING PERSON PN, IA

* The Original Schedule 13D filed by the Reporting Person on June 25, 2021 reported 8,979,806 Shares. Due to a rounding adjustment, the Oak Hill Advisory Entities (as defined below) in fact received 8,979,805 Shares, one Share less than the 8,979,806 Shares reported on the Original Schedule 13D. The number of Shares set forth on this line reflects such rounding adjustment.

CUSIP No. G9460G101	SCHEDULE 13D/A	Page 4 of 6 Pages

The following constitutes Amendment No. 1 (“Amendment No. 1”) to the Schedule 13D filed by the undersigned on June 25, 2021 with respect to the Shares of the Issuer (the “Original Schedule 13D” and, together with Amendment No. 1, the “Schedule 13D”). This Amendment No. 1 amends the Original Schedule 13D as specifically set forth herein.Capitalized terms used herein and not otherwise defined in this Amendment No. 1 have the meanings set forth in the Original Schedule 13D.

Item 2.	IDENTITY AND BACKGROUND

Item 2 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a)

This Schedule 13D is being filed on behalf of Oak Hill Advisors, L.P., a Delaware limited partnership (“OHA” or, the “Reporting Person”), as investment adviser to certain funds and client accounts (directly or through an affiliate) (together, the “Oak Hill Advisory Entities”), with respect to the Shares directly held by the Oak Hill Advisory Entities.

OHA is a subsidiary business of T. Rowe Price Associates, Inc. (“TRP”).  OHA’s beneficial ownership does not include any shares that may be beneficially owned by TRP.

Glenn R. August, a United States citizen, is the Founder and Chief Executive Officer of OHA.

Any disclosures herein with respect to persons other than the Reporting Person are made on information and belief after making inquiry to the appropriate party. The filing of this statement should not be construed in and of itself as an admission by the Reporting Person as to beneficial ownership of the securities reported herein.

(b)	The address of the business office of the Reporting Person is One Vanderbilt Avenue, 16th Floor, New York, New York 10017.

(c)	The principal business of OHA is serving as an investment adviser to the Oak Hill Advisory Entities.

(d)-(e)	During the last five (5) years, the Reporting Person has not: (1) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	OHA is a Delaware limited partnership.

CUSIP No. G9460G101	SCHEDULE 13D/A	Page 5 of 6 Pages

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a)	See rows (11) and (13) of the cover page to this Schedule 13D for the aggregate number of Shares and percentage of Shares beneficially owned by the Reporting Person. The percentage used in this Schedule 13D is calculated based upon 74,015,689 Shares, which is the sum of (i) 73,987,672 Shares outstanding as of July 27, 2023, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2023, filed with the SEC on August 2, 2023 and (ii) the Shares underlying the RSUs reported herein.

(b)	See rows (7) through (10) of the cover page to this Schedule 13D for the number of Shares as to which the Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.

(c)	On August 7, 2023, the Oak Hill Advisory Entities sold 4,200,000 Shares pursuant to a block trade with Morgan Stanley & Co. LLC at a price of $73.10 per share.

(d)	No person other than the Reporting Persons and the Oak Hill Advisory Entities is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares held by the Oak Hill Advisory Entities.

(e)	Not applicable.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 of the Schedule 13D is hereby amended to add the following:

On June 9, 2022, Mr. Goldschmid received a grant of 3,068 RSUs in consideration for his services as a director of the Issuer.

On June 8, 2023, Mr. Goldschmid received a grant of 2,926 RSUs in consideration for his services as a director of the Issuer.

These RSUs will vest in full on the earlier of the first anniversary of the date of grant or the next annual meeting of the Issuer’s shareholders. Pursuant to the policies of OHA, Mr. Goldschmid is deemed to hold the RSUs for the benefit of certain clients of OHA and accordingly holds no voting or investment control over the RSUs.

CUSIP No. G9460G101	SCHEDULE 13D/A	Page 6 of 6 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: August 9, 2023

OAK HILL ADVISORS, L.P.

By:	/s/ Gregory S. Rubin
Name:	Gregory S. Rubin
Title:	Authorized Signatory